
                                                                       Exhibit 99(d)

                          Entergy Mississippi, Inc.
            Computation of Ratios of Earnings to Fixed Charges and
     Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                                                                12 months
                                                                1995     1996       1997      1998      1999  September-00
Fixed charges, as defined:
  Total Interest                                               $51,635   $48,007   $45,274   $40,927   $38,840   $42,807
  Interest applicable to rentals                                 2,173     2,165     1,947     1,864     2,261     1,597
                                                              ----------------------------------------------------------
Total fixed charges, as defined                                 53,808    50,172    47,221    42,791    41,101    44,404

Preferred dividends, as defined (a)                              9,004     7,610     5,123     4,878     4,878     4,922
                                                              ----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined     $62,812   $57,782   $52,344   $47,669   $45,979   $49,326
                                                              ==========================================================
Earnings as defined:

  Net Income                                                   $68,667   $79,210   $66,661   $62,638   $41,588   $42,550
  Add:
    Provision for income taxes:
    Total income taxes                                          34,877    41,107    26,744    28,031    17,537    18,668
    Fixed charges as above                                      53,808    50,172    47,221    42,791    41,101    44,404
                                                              ----------------------------------------------------------

Total earnings, as defined                                    $157,352  $170,489  $140,626  $133,460  $100,226  $105,622
                                                              ==========================================================

Ratio of earnings to fixed charges, as defined                    2.92      3.40      2.98      3.12      2.44      2.38
                                                              ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  2.51      2.95      2.69      2.80      2.18      2.14
                                                              ==========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%)
    minus the income tax rate.
